SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

February 05, 2016

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF A DIRECTOR/PERSON DISCHARGING MANAGERIAL REPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

5 February 2016

Smith & Nephew plc (the "Company") announces that it has today received notification of the following transaction by a person discharging managerial responsibilities ("PDMR").

Name of PDMR:	John Campo
Plan:	2001 US Share Option Plan (grant date 15/08/2008)
Number of Ordinary Shares purchased:	38,473
Option price per Ordinary Share:	622p per share
No. of Ordinary Shares sold:	38,473
Total holding following notification:	64,100 Ordinary Shares (including 10,545 ADS')

Notes:

a) The shares were sold at a price of 1099p per Ordinary Share.

b) The transaction took place in London, UK.

c) The total percentage holding following the notification is less than 0.1% of the Company's issued share capital.

d) This announcement is made in accordance with the requirements of DTR 3.1.4 R(1)(a).

Vickie Reuben
Deputy Company Secretary
Smith & Nephew plc
Tel: 020 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: February 05, 2016

By: /s/ Susan Swabey
-----------------
Susan Swabey
Company Secretary